For immediate release
LION ELECTRIC ENTERS INTO MULTI-YEAR CELL SUPPLY AGREEMENT FOR EV BATTERY MANUFACTURING WITH A TOP-TIER SUPPLIER

MONTREAL, November 22, 2022 - The Lion Electric Company (NYSE: LEV) (TSX: LEV) ("Lion" or the "Company"), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that it has entered into a four-year supply agreement with a top-tier supplier (the "Supplier") for the supply of lithium-ion battery cells (the "Cell Supply Agreement") to be used for the manufacturing of batteries for electric vehicles.

Subject to the terms and conditions of the Cell Supply Agreement, the Supplier has committed to supply, and Lion has committed to purchase, on a non-exclusive basis, lithium-ion battery cells at escalading volumes over calendar years 2023 and 2024, at agreed upon prices, subject to adjustments, including to account for increases in the prices of raw materials and changes in specifications. Volumes and unit prices for calendar years 2025 and 2026 remain to be agreed upon by the parties.

The Cell Supply Agreement currently provides that 39 million lithium battery cells are to be purchased by Lion in total over calendar years 2023 and 2024, subject to, among other things, the Supplier completing its internal cell qualification processes to validate satisfaction of Lion's specification requirements. The Cell Supply Agreement provides for termination rights and penalties in favour of each party in the event that a specified percentage of the volume commitments set forth in the contract are not met for each applicable period defined thereunder.
ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s and the Supplier’s commitments under the Cell Supply Agreement and the expected volumes of lithium-ion battery cells to be supplied thereunder, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as "believe," "may," "will," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "project," "potential," "seem," "seek," "future," "target" or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include, but are not limited to, the following: any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates; any inability to meet its customers’ business needs; any inability to successfully and economically manufacture and distribute its vehicles at scale; any adverse effects of the Russia-Ukraine war, which continues to affect economic and global financial markets and exacerbate ongoing economic challenges; any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines; any inability to execute the Company's growth strategy; any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products; the outcome of any legal proceedings that may be instituted by or against the Company from time to time; any inability to reduce total cost of ownership of electric vehicles sold by the Company over time; the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; the reliance on key management and any inability to attract and/or retain key personnel; labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation; any inability to meet the expectations of the Company's customers in terms of products, specifications, and services; any inability to maintain the Company's competitive position; any inability to reduce the Company's costs of supply over time; any inability to maintain and enhance the Company's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives; any inability to secure adequate insurance coverage or a potential increase in insurance costs; and natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 entitled "Risk Factors" of the Company's management’s discussion and analysis ("MD&A") for the years ended December 31, 2021, 2020 and 2019 and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. Many of these risks are beyond Lion's management's ability to control or predict. All forward-looking statements included in this press release are expressly qualified in their entirety by the cautionary statements contained herein and the risk factors included in the Company's annual MD&A for the fiscal year 2021 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

For further information:

MEDIA

Patrick Gervais
Vice President of Marketing and Communications
Patrick.Gervais@thelionelectric.com
514-992-1060
INVESTORS

Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171